4
1
<SROS>NASD
<REPORTING-OWNER>
  0001082030
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Sybase, Inc.
  0000768262
  <IRS-NUMBER>94-2951005
</SUBJECT-COMPANY>
<PERIOD>01/30/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Chen, John S
   One Sybase Drive


   Dublin, CA  94568-7902
2. Issuer Name and Ticker or Trading Symbol
   Sybase, Inc. (SYBS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman CEO  and President
   A01
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/30/03    M        20,000        A  $6.8750                     D  Direct
Common Stock                                  01/30/03    S        20,000        D  $14.0000     316,608        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    $6.8750         01/30/03       M                          20,000           04/05/99 (1) 08/04/07

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    01/30/03  Common Stock                   20,000        $14.0000    360,692       D   Direct

Explanation of Responses:

(1)
The option to purchase shares of common stock vests partially on the indicated date, with the balance vesting at a rate of 1/48th of the shares originally granted under such option on each subsequent monthly anniversary.

SIGNATURE OF REPORTING PERSON
/S/ By: Julie A Loosli, Attorney-in-Fact
    For: John S Chen
DATE 01/31/03